Exhibit 99.1

RADCOM Delivers First Quarter 12% Y-o-Y Revenue Growth and Expanding Y-o-Y Operating Margins

TEL AVIV, Israel – May 19, 2026 – RADCOM Ltd. (Nasdaq: RDCM), a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities, announced today its financial results for the first quarter ended March 31, 2026.

“We delivered another quarter of sustained, profitable growth, with first-quarter revenue of $18.6 million, up 12% year-over-year,” said Benny Eppstein, RADCOM’s Chief Executive Officer. “Our focused execution continues to translate top-line growth into expanding margins, reinforced by a multi-year renewal with a Tier-1 operator that expands its RADCOM ACE footprint to power more AI-driven, automated network operations.”

“Looking ahead, we’re encouraged by customers’ reception of RADCOM Neura, our AI agent suite designed for integration into agentic AI ecosystems,” Eppstein continued. “We remain focused on disciplined execution, deepening installed-base relationships, winning new customers, and advancing our AI-native, event-driven assurance capabilities as networks move toward greater automation.”

RADCOM is reaffirming its full-year 2026 revenue guidance of 8% to 12% year-over-year growth, implying $78.6 million at the midpoint (10%).

First Quarter 2026 Financial Highlights:

●	Total revenues for the first quarter of 2026 were $18.6 million, compared to $16.6 million in the first quarter of 2025, or 12.0% year-over-year growth.

●	GAAP operating income for the first quarter of 2026 was $2.2 million, or 11.7% of revenue, compared to GAAP operating income of $1.5 million, or 8.8% of revenue, for the first quarter of 2025.

●	Non-GAAP operating income for the first quarter of 2026 was $3.7 million, or 20.1% of revenue, compared to non-GAAP operating income of $3.1 million, or 19.0% of revenue, for the first quarter of 2025.

●	GAAP net income for the first quarter of 2026 was $3.1 million, or $0.18 per diluted share, compared to GAAP net income of $2.4 million, or $0.15 per diluted share, for the first quarter of 2025.

●	Non-GAAP net income for the first quarter of 2026 was $4.7 million, or $0.28 per diluted share, compared to non-GAAP net income of $4.1 million, or $0.25 per diluted share, for the first quarter of 2025.

●	As of March 31, 2026, the company had cash, cash equivalents and short-term bank deposits of $108.4 million, and no debt.

Recent Business Highlights:

●	Signed a multi-year renewal with a Tier-1 operator that expands its RADCOM ACE footprint to power more AI-driven, automated network operations.

●	Launched RADCOM Neura, an AI agent suite designed for integration into agentic AI ecosystems, created to transform service assurance from reactive monitoring into a foundational enabler of autonomous, intent-driven networks.

Board of Directors Update

Rami Schwartz, Rachel (Heli) Bennun, Yaron Ravkaie, and Oren Most stepped down from the Board of Directors, effective May 19, 2026, and Andre Fuetsch stepped down from the Board of Directors, effective May 18, 2026. Shareholders will vote on the election of new directors at an extraordinary general meeting on May 20, 2026, as detailed in the proxy materials filed on April 15, 2026, with the Securities and Exchange Commission.

“On behalf of the Company, I want to thank Rami, Heli, Andre, Yaron, and Oren for their significant contributions. With their help and guidance, the Company achieved four consecutive years of double-digit revenue growth, transforming from an unprofitable company to a profitable one and increasing the Company’s net cash position by over $15 million in 2025, and then reaching $108.4 million of cash, cash equivalents, and short-term bank deposits at the end of March 2026, with no debt,” said RADCOM’s Chief Executive Officer, Benny Eppstein.

Rami Schwartz, the outgoing Chairman, said, “It has been a privilege to serve as Chairman of RADCOM and to work alongside a very talented, supportive, and dedicated Board for many years. The Company is in a strong position, with a track record of six consecutive years of revenue growth and four years of improved profitability, a capable management team, and committed employees. We decided to resign from the Board of Directors and not to conduct a proxy contest, as we preferred to focus on RADCOM’s best interests and minimize potentially harmful effects of a prolonged process.”

Mr. Schwartz added, “Moreover, the Company is now equipped with best-in-class AI-based solutions for 4G and 5G networks and is trusted and adopted by highly satisfied Tier-1 service providers, which continue to adopt more RADCOM solutions. Special thanks to Heli Bennun, who served as our Executive Chairman for almost a decade, spanning most of this successful period. She tirelessly pushed for the technical and business achievements we are so proud of. I thank RADCOM’s CEO Benny Eppstein, COO Hilik Itman, the Company’s executive team, and my fellow directors for their partnership and active pursuit of RADCOM’s growth and success. We look forward to RADCOM’s next successful chapter.”

Conference Call

RADCOM’s management will host an interactive conference call on Tuesday, May 19, 2026, at 8:00 a.m. Eastern Time (3:00 p.m. Israel Time) to discuss the results and answer participants’ questions.

Date / Time: Tuesday, May 19, 2026, at 8:00 a.m. Eastern Time / 3:00 p.m. Israel Time

USA Toll-Free: +1-866-652-8972

USA Toll-Free (alternate): +1-800-994-4498

Local Access: +972-3-9180609

Webcast (live and replay): https://www.veidan-conferencing.com/radcom

An archived replay of the call will be available on the RADCOM website following the live event.

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For all investor inquiries, please contact:

Investor Relations:

Rob Fink or Joey Delahoussaye

FNK IR

rdcm@fnkir.com

646-809-4048 / 312-809-1087

Company Contact:

Hod Cohen

CFO

+972-3-645-5055

hod.cohen@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability, from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses) related to acquisitions, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2026 revenue guidance, future growth, the launch and reception of RADCOM Neura and its integration into agentic AI ecosystems, expansion within its installed customer base, winning new customers, advancing RADCOM’s AI-native, event-driven assurance capabilities, and the trend of networks moving toward greater automation, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, risks related to the development, launch, and market acceptance of new AI-based products including RADCOM Neura, the pace of customer adoption of agentic AI architectures, the timing of customer collections and resulting fluctuations in operating cash flow, reliance on a concentrated customer base, loss of market share and pressure on prices resulting from competition, and the effects of the conflict in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2026	2025
Revenues	$18,585	$16,591
Cost of revenues	4,512	4,092
Gross profit	14,073	12,499
Research and development, gross	5,618	4,749
Less - royalty-bearing participation	55	25
Research and development, net	5,563	4,724
Sales and marketing	4,835	4,864
General and administrative	1,498	1,449
Total operating expenses	11,896	11,037
Operating income	2,177	1,462
Financial income, net	1,215	1,120
Income before taxes on income	3,392	2,582
Taxes on income	(315)	(142)

Net income	$3,077	$2,440

Basic and diluted net income per ordinary share	$0.18	$0.15
Weighted average number of ordinary shares used in computing basic net income per ordinary share	16,679,249	16,013,218
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	17,072,222	16,660,105

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2026	2025
GAAP gross profit	$14,073	$12,499
Stock-based compensation	89	99
Amortization of intangible assets	55	55
Non-GAAP gross profit	$14,217	$12,653

GAAP research and development, net	$5,563	$4,724
Stock-based compensation	483	459
Non-GAAP research and development, net	$5,080	$4,265

GAAP sales and marketing	$4,835	$4,864
Stock-based compensation	536	622
Amortization of intangible assets	29	29
Non-GAAP sales and marketing	$4,270	$4,213

GAAP general and administrative	$1,498	$1,449
Stock-based compensation	363	420
Non-GAAP general and administrative	$1,135	$1,029

GAAP total operating expenses	$11,896	$11,037
Stock-based compensation	1,382	1,501
Amortization of intangible assets	29	29
Non-GAAP total operating expenses	$10,485	$9,507

GAAP operating income	$2,177	$1,462
Stock-based compensation	1,471	1,600
Amortization of intangible assets	84	84
Non-GAAP operating income	$3,732	$3,146

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

GAAP income before taxes on income	$3,392	$2,582
Stock-based compensation	1,471	1,600
Amortization of intangible assets	84	84
Financial expenses	86	6
Non-GAAP income before taxes on income	$5,033	$4,272

GAAP net income	$3,077	$2,440
Stock-based compensation	1,471	1,600
Amortization of intangible assets	84	84
Financial expenses	86	6
Non-GAAP net income	$4,718	$4,130

GAAP net income per diluted share	$0.18	$0.15
Stock-based compensation	0.10	0.09
Amortization of intangible assets	(*)	0.01
Financial expenses	(*)	(*)
Non-GAAP net income per diluted share	$0.28	$0.25
Weighted average number of shares used to compute diluted net income per share	17,072,222	16,660,105

(*)	Less than $ 0.01

RADCOM LTD.

Consolidated Balance Sheets

(Unaudited)
(thousands of U.S. dollars)

	As of	As of
	March 31, 2026	December 31, 2025
Current Assets
Cash and cash equivalents	$10,960	$30,486
Short-term bank deposits	97,470	79,437
Trade receivables, net	24,656	20,245
Inventories	21	318
Other accounts receivable and prepaid expenses	2,560	2,036

Total Current Assets	135,667	132,522

Non-Current Assets
Severance pay fund	3,459	3,431
Other long-term assets	2,504	2,866
Property and equipment, net	1,280	988
Operating lease right-of-use assets	2,648	2,898
Goodwill and intangible assets, net	2,184	2,269

Total Non-Current Assets	12,075	12,452

Total Assets	$147,742	$144,974

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$4,530	$2,632
Deferred revenues and advances from customers	808	1,100
Employee and payroll accruals	5,784	7,325
Operating lease liabilities	1,110	1,099
Other liabilities and accrued expenses	9,243	10,872

Total Current Liabilities	21,475	23,028

Non-Current Liabilities
Accrued severance pay	4,752	4,790
Operating lease liabilities	1,860	2,135
Other liabilities and accrued expenses	1,027	916

Total Non-Current Liabilities	7,639	7,841

Total Liabilities	$29,114	$30,869

Shareholders’ Equity
Share capital	$818	$809
Additional paid-in capital	168,635	167,172
Accumulated other comprehensive loss	(2,950)	(2,923)
Accumulated deficit	(47,875)	(50,953)

Total Shareholders’ Equity	118,628	114,105
Total Liabilities and Shareholders’ Equity	$147,742	$144,974